UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
APRIL 22, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Access Midstream Partners, L.P.

File No. 001-34831- CF#29337

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        Access Midstream Partners, L.P. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on February 25, 2013.

        Based on representations by Access Midstream Partners, L.P. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.9	through February 25, 2023
Exhibit 10.10	through February 25, 2023
Exhibit 10.12	through September 30, 2019
Exhibit 10.13	through January 31, 2021

        For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Lilyanna L. Peyser
Special Counsel